April 22, 2009 Page 1

Exhibit 1

April 22, 2009

Patricia Williams

United States Securities and Exchange Commission

Washington, D.C.

Re:

Monetta Trust - Intermediate Bond Fund Proxy Statement

Dear Mrs. Williams:

Thank you for taking the time to speak with Arthur Don and me this morning regarding the Monetta Trust’s (the “Trust”) preliminary proxy statement (the “Proxy Statement”), which may be accessed at the link contained in this letter following my signature below, and which the Trust filed on behalf of its series, the Monetta Intermediate Bond Fund (the “Fund”).  Except as otherwise noted, the terms of the Proxy Statement are incorporated into this letter by reference and the definitions of any capitalized terms used in this letter shall have the definitions ascribed in the Proxy Statement.  This letter constitutes our response to your request for a written statement of our interpretation of the application of Rule 15a-1 under the 1940 Act to the situation described in the Proxy Statement.

As we have discussed, and as noted in the Proxy Statement, Belle Haven Investments, L.P. (“Belle Haven”) served as the investment subadviser to the Fund pursuant to an investment subadvisory agreement (the “Belle Haven Agreement”) between Belle Haven and Monetta Financial Services Inc. (the “Adviser”), until the termination of the Belle Haven Agreement on January 27, 2009.  At all times relevant to this letter, the Adviser served (and continues to serve) as the investment adviser to the Fund pursuant to an investment advisory agreement (the “Advisory Agreement”) approved by the shareholders of the Fund on December 3, 2001 and annually renewed by the Trust’s Board of Trustees.  From January 27, 2009 through April 6, 2009, the Adviser acted as the sole investment adviser to the Fund pursuant to the Advisory Agreement while conducting a search for a potential new subadviser for the Fund.  On April 6, 2009, the Board of Trustees approved Orion Capital Management, Inc. (“Orion”) as the new subadviser to the Fund pursuant to an interim subadvisory agreement (the “Interim Agreement”) between the Adviser and Orion, and approved a final subadvisory agreement (the “Proposed Agreement”) between the Adviser and Orion to be submitted to the shareholders of the Fund for their approval.  In accordance with Rule 15a-1, Orion receives no investment advisory or other fees under the Interim Agreement (which has a maximum term of 150 days from its effective date), and the terms of the Proposed Agreement and the Belle Haven Agreement are the same in all material respects.

April 22, 2009 Page 2

Based on the foregoing facts and the information contained in the Proxy Statement, we believe that the Interim Agreement should be exempt from the shareholder approval requirements of Sections 15(a) and 15(e) of the 1940 Act for the following reasons:

First, the express language of Rule 15a-1 under the 1940 Act provides that an investment advisory agreement, such as the Interim Agreement, is exempt from the requirements of Sections 15(a) and 15(e) of the 1940 Act provided that: (1) the adviser is not an affiliated person of the investment company (other than as an investment adviser) or any principal underwriter of the investment company; (2) the adviser’s compensation as investment adviser of the investment company during which any such contract is in effect is either : (a) is not more than $100 or (b) is not more than $2,500 and not more than 1/40 of 1 percent of the value of the company’s net assets averaged over the year or taken as of a definite date or dates within the year; and (3) the aggregate compensation of all investment advisers of the investment company exempted pursuant to [Rule 15a-1] in any fiscal year of the company either: (a) is not more than $200 or (b) is not more than 1/20 of 1 percent of the value of the company’s net assets averaged over the year or taken as of a definite date or dates within the year.  Applied in order: (1) Orion is neither an affiliated person of the Trust (other than as a subadviser) nor any principal underwriter of the Trust; (2) Orion, under the Interim Agreement, is receiving no compensation, which is less than $100 / $2,500 and less than 1/40 of 1 percent of the Fund’s (and the Trust’s) net assets; and (3) since Orion is the only investment adviser or subadviser to the Fund (and, in fact, to any series of the Trust) that is claiming exemption under Rule 15a-1, and since Orion is receiving no compensation, the aggregate compensation of all investment advisers and subadvisers to the Fund (and the Trust) claiming a Rule 15a-1 exemption is less than $200 and less than 1/20 of 1% of the Fund’s (and the Trust’s) net assets.  For this reason, we feel that Rule 15a-1 should exempt the Interim Agreement from the requirements of Sections 15(a) and 15(e) of the 1940 Act.

Second, but for the time that had elapsed between the termination of Belle Haven and the approval of Orion to act as subadviser to the Fund, and the fact that this situation involved an adviser and subadviser, this situation would qualify for exemption under Rule 15a-4 under the 1940 Act.  Rule 15a-4 provides that a person may serve as an investment adviser pursuant to an interim advisory agreement that is not previously approved by the shareholders of the fund when the prior agreement was terminated in accordance with Section 15(a)(3) of the 1940 Act if (1) the new adviser’s compensation under the interim contract is no greater than that received by the adviser under the previous contract, and (2) the fund’s board of directors, including a majority of the independent directors, has approved the interim agreement within 10 days after the termination of the prior agreement.  In this situation, Orion is receiving no compensation, which is less than the 0.25% management fee that was received by Belle Haven from the Adviser under the Belle Haven Agreement.  Following the termination of Belle Haven, it took the Adviser more than 10 days to review and approve Orion and submit Orion’s name to the Board of Trustees.  However, despite this delay in time, the harms that Rule 15a-4 is designed to protect against (an adviser receiving substantial compensation from a fund without being subject to the scrutiny and approval of shareholders) are not present in this case because (a) Orion is receiving no compensation, and (b) any compensation that Orion may receive under the Proposed Agreement (i) will be paid by the Adviser, not the Fund, and (ii) will be subject to the scrutiny and approval of the Fund’s shareholders through the proxy process.

April 22, 2009 Page 3

Third, permitting Orion to manage the Fund’s assets under the Interim Agreement is in the best interests and consistent with the protection of the shareholders of the Fund, which is the clear legislative intent behind the adoption of Rule 15a-1.  See 6 FR 2275, May 6, 1941.  While the Adviser is permitted to manage the Fund’s assets under the Advisory Agreement and did manage the Fund from January 27, 2009 through April 6, 2009, and while the Adviser has some experience and background in managing assets invested in fixed income securities with intermediate durations, the Adviser has more experience in managing assets of funds that invest in equity securities.  Orion has particular experience and ability to focus on in investing assets in fixed income strategies of various types for its managed account and consulting clients, and has been approved by the Board and submitted to the shareholders for approval of a permanent subadvisory agreement.  While the Adviser is qualified and able to manage the Fund’s assets in accordance with the Fund’s investment objectives and restrictions in mind, it is in the best interests of the Fund’s shareholders to have their assets managed by a subadviser, such as Orion, that specializes in and has the particularized experience in and ability to focus on the application of the Fund’s investment strategies and restrictions, even on an interim basis pending shareholder approval.

For these reasons, we believe that the Interim Agreement should be exempt from the requirements of Sections 15(a) and 15(e) of the 1940 Act until such time as the shareholders of the Fund have had the ability to consider and vote upon the approval of the Proposed Agreement.

Should you disagree, have any additional questions or concerns, or have another proposed solution to this situation other than the reliance upon Rule 15a-1 under the 1940 Act, please do not hesitate to contact Arthur Don or me.  Arthur may be reached at 312.460.5611 or via email at adon@seyfarth.com, and my contact information is included at the top of this letter.  Since the shareholders meeting has been proposed for May 18, 2009, we would appreciate any expedited treatment you are able to give this matter.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Richard Cutshall

Preliminary Proxy - http://www.sec.gov/Archives/edgar/data/894240/000089424009000005/pre14amibfxfiled20090407.htm

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